January 26, 2006
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Masco Corporation
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-5794
Dear Mr. Hartz:
I am writing to respond to your comment letter dated January 20, 2006, requesting supplemental information relating to the captioned filing.
Form 10-K for the fiscal year ended December 31, 2004
MD&A — Critical Accounting Policies, page 11
1.	We note that your responses to our prior comments one and two includes proposed disclosures in which you reference “external valuation specialists.” Please identity these experts or delete your references to them. We remind you that if you identity and refer to experts, you must include their consent.
Response: The Company will delete the reference to “external valuation specialists” in our critical accounting policy discussion.
Note L. Long-Term Debt, page 49
2.	We note your response to our prior comment five. In order for us to fully understand the terms of your convertible debt and assess your accounting model, we have the following additional comments:
•	We note your disclosure in your Form 10-K that the Notes become convertible if your credit rating is reduced to below investment grade or if you take certain actions. Please tell us what the conversion formula for the Notes would be in these circumstances. In addition, please tell us what events qualify as “certain actions.”

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•	We also understand that your Notes include provisions for possible contingent interest payments. Please tell us what events would require such payments.

•	Tell us what consideration you have given to these features of your Notes in your evaluation of whether the conversion option is an embedded derivative which should be bifurcated.
Response:
Conversion upon Reduction of Credit Rating to Below Investment Grade and Certain Actions Taken by the Company:
Reduction of Credit Rating to Below Investment Grade:
During any period in which the credit rating assigned to the Notes by Moody’s or Standard & Poor’s is reduced to below investment grade the holder has the option to convert the Notes.
The conversion formula in this circumstance is 12.7243 shares for each $1,000 principal amount at maturity of the Notes. Upon conversion of the Notes, the Company will pay cash in an amount equal to the lesser of (1) the accreted value of the Notes, and (2) the conversion value, as defined. If the conversion value of the Notes exceeds the accreted value of the Notes, the Company will pay the accreted value of the Notes in cash and the excess of the conversion value over the accreted value in cash or in shares of Company common stock, at the option of the Company. This conversion formula is the same as is used for other conversion circumstances. This conversion option does not include an enhancement of the conversion rate, but simply allows the note holder the ability to exercise the conversion option when the Notes might not otherwise be convertible.
The following events qualify as “certain actions”:
1.	Exercise of Call Option:

The Company may call the Notes at accreted value for cash, if the closing price of Company common stock on the NYSE exceeds the conversion price of the Notes by a specified amount for a specified period of time, from July 20, 2002 through January 24, 2007.

The Company may at any time on or after July 25, 2007, redeem for cash all or a portion of the Notes at their accreted value.

If the Company calls the Notes, the investor may choose to exercise its conversion feature in lieu of redeeming the Note, even if contingencies have not been met.

The Company is monitoring the developments described in Financial Accounting Standards Board Emerging Issue Task Force (“EITF”) Issue No. 05-01 “The Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option That Otherwise Is Not Convertible or Not Currently Convertible Based on a Contingency”. If this call is triggered , the Company will account for any related conversion in accordance with the guidance of the EITF once it has reached a consensus.

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The conversion formula in this circumstance is 12.7243 shares for each $1,000 principal amount at maturity of the Notes. Upon conversion of the Notes, the Company will pay cash in an amount equal to the lesser of (1) the accreted value of the Notes, and (2) the conversion value, as defined. If the conversion value of the Notes exceeds the accreted value of the Notes, the Company will pay the accreted value of the Notes in cash and the excess of the conversion value over the accreted value in cash or in shares of Company common stock, at the option of the Company.
2.	Distributions:

A distribution of rights to all common stockholders entitling such holders to purchase, for a period expiring within 60 days after the date of such distribution, common stock at less than the trading price of the common stock at the time of such distribution.
or
A distribution to all common stockholders of assets, debt, securities or certain rights to purchase Company securities, which distribution has a per share value as determined by the board of directors exceeding 15% of the sale price of the common stock on the day preceding the declaration date for the distribution.
The Company must notify the holder at least 20 days prior to the ex-dividend date for such distribution as noted above. Once the notice is given, holders may surrender their Notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or the Company’s announcement that such distribution will not take place.
The conversion formula in this circumstance is 12.7243 shares for each $1,000 principal amount at maturity of the Notes. Upon conversion of the Notes, the Company will pay cash in a an amount equal to the lesser of (1) the accreted value of the Notes, and (2) the conversion value, as defined. If the conversion value of the Notes exceeds the accreted value of the Notes, the Company will pay the accreted value of the Notes in cash and the excess of the conversion value over the accreted value in cash or in shares of Company common stock, at the option of the Company.
3.	Party to a Consolidation, Merger or Binding Share Exchange:

The Company is a party to a consolidation, merger or binding share exchange pursuant to which the Company’s common stock would be converted into cash, securities or other property, in which case a holder may surrender Notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date for the transaction until 15 days after the actual effective date of such transaction.

The settlement of the Notes, the conversion value, and the net share amount will be based on what the holder would have received had the holder converted its Notes immediately prior to the transaction, unless the Company has elected

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to adjust the conversion rate for a public acquirer change of control or under the “Make Whole Amount and Public Acquirer Change of Control” provisions.

If the Company elects to adjust the conversion rate for a public acquirer change of control or under the “Make Whole Amount and Public Acquirer Change of Control” provisions, the number of shares of Company common stock issuable per $1,000 principal amount at maturity of the Notes could increase from 12.7243 to 18.3379 shares of Company common stock per $1,000 principal amount at maturity of the Notes depending upon the number of additional shares of Company common stock issuable as described below.

On or prior to January 20, 2007, if and only to the extent note holders elect to convert their notes in connection with a change of control, we will increase the conversion rate for the Notes surrendered for conversion by a number of additional shares as described below. The number of additional shares will be determined by reference to the table below, based on the date on which such change of control becomes effective and the price paid per share for Company common stock in such change of control.

The following table sets forth the hypothetical sale price and number of additional shares issuable per $1,000 principal amount at maturity of the Notes:

	SALE PRICE ON THE CONVERSION DATE

	$25.50	$25.51	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$50.00

CONVERSION DATE

December 15, 2004	0.0000	4.8591	2.6499	1.8277	1.2060	0.7489	0.4104	0.1623	0.0000
January 20, 2005	0.0000	4.9569	2.7003	1.8546	1.2274	0.7683	0.4339	0.1855	0.0000
January 20, 2006	0.0000	5.3338	2.8216	1.8635	1.1656	0.6806	0.3600	0.1588	0.0000
January 20, 2007	0.0000	5.6136	2.8690	1.6695	0.6414	0.0000	0.0000	0.0000	0.0000
In no event will the total number of shares of Company common stock issuable upon conversion of the Notes exceed 18.3379 per $1,000 principal amount at maturity of the Notes, subject to adjustments as set forth under the conversion rate adjustment provisions of the Notes.
Conversion Rate Adjustments
According to the conversion rate adjustment provisions of the Notes, the conversion rate will be adjusted for:
•	distributions on Company common stock payable in Company common stock or our other capital stock;

•	subdivisions, combinations or certain reclassifications of Company common stock;

•	distributions to all holders of Company common stock of certain rights to purchase Company common stock for a period expiring within 60 days at less than the sale price at the time;

•	certain distributions to such holders of our assets or debt securities or certain rights to purchase our securities (excluding (a) cash dividends or other cash distributions from current or retained earnings unless,

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beginning January 20, 2007 the annualized amount per share of any such dividend or distribution made on or after January 20, 2007 exceeds 10% of the sale price on the day preceding the date of declaration of such dividend or other distribution; provided, however; that no adjustment to the conversion rate will be made in respect of any such dividends or distributions that are paid during any period for which we are paying contingent interest to holders and (b) distributions in connection with a transaction described in the third succeeding paragraph);
•	Company self-tenders; and

•	If prior to January 20, 2007 we make a dividend or other distribution consisting exclusively of cash to all holders of Company common stock, the conversion rate will be adjusted based on the following formula:

SP(0)

CR(1)=	CR(0)	X	SP(0)-	ED
where, CR(0) = the conversion rate in effect immediately prior to the record date for such cash dividend or distribution;
CR(1) = the conversion rate in effect immediately after the ex-dividend date for such cash dividend or distribution;
SP(0) = the average of the closing sale prices of our common stock for the ten consecutive trading days prior to the trading day immediately preceding the ex-dividend date of such cash dividend or distribution; and
ED = the amount by which such cash dividend or distribution together with all other such cash dividends or distributions made during the fiscal quarter (and for which no adjustment has been made), exceeds $0.18 per share (appropriately adjusted from time to time for any share dividends on or subdivisions of our common stock).
However, no adjustment need be made if holders may participate in the transaction (without exercising their conversion option) that would otherwise give rise to such an adjustment. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities distributed to stockholders (a) equals or exceeds the market price of Company common stock, or (b) such market price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder will be entitled to receive upon conversion, in addition to the cash and, if applicable shares of Company common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such holder’s new Notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

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Contingent Interest
The Company will pay contingent interest to the holders of Notes during any six-month period from January 20 to July 19 and from July 20 to January 19, commencing January 20, 2007, if the average of the Note price for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the accreted value of such Note on the day immediately preceding the relevant six-month period.
The amount of contingent interest per Note in respect of any six-month period will equal the greater of: 1) the cash dividends paid by the Company per share on Company common stock during that six-month period multiplied by the number of shares of Company common stock issuable upon conversion of a Note and 2) 0.125% of such average Note price for the five trading-day period.
The Company will pay contingent interest only in cash.
Consideration of these Features in our Evaluation of Whether the Conversion Option is an Embedded Derivative:
Reduction of Credit Rating to Below Investment Grade:
This feature is a compound derivative with two underlyings — the Company’s credit rating (a financial index) and its stock price. As a result, it is not considered indexed (only) to Company common stock. Therefore, it is not eligible for the scope exclusion in paragraph 11(a).
This feature — the contingency that could result in convertibility when the debt is not otherwise convertible, not the entire conversion feature — was bifurcated from the host instrument and accounted for as a derivative. This contingency was added to all the other bifurcated features and valued as a unit. The bifurcated features of this instrument were determined to be immaterial.
Exercise of Call Option:
All opportunities for redemption at the option of the Company can be analyzed as purchased call options allowing the Company to redeem for cash.
For the puchased call option, no separate accounting is required under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” DIG Issue B16, Example #6 which indicates that the right to redeem debt at accreted value is considered clearly and closely related to the debt host.
Distributions:
These conditions are not based on a financial component or index. They are designed to protect the note holder if the Company takes actions which would dilute the value of the shares underlying the conversion option.

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Contingent Interest:
The contingent interest payment is not clearly and closely related to the debt host, and has been bifurcated from the host instrument. This contingency was added to all the other bifurcated features and valued as a unit. Valued as a unit, the bifurcated features of this instrument were determined to be immaterial.
In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313-792-6370.

Sincerely, /s/ Timothy Wadhams Timothy Wadhams Senior Vice President and Chief Financial Officer

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